Filed by IsoPlexis Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended
Subject Company: IsoPlexis Corporation
Commission File No.: 001-40894
Date: January 4, 2023
The following email was sent by Siddhartha Kadia, the Chief Executive Officer of Berkeley Lights, Inc. (“Berkeley Lights”) to all employees of IsoPlexis Corporation (“IsoPlexis”) on January 4, 2023:
Subject: Hello from Siddhartha Kadia, Ph.D., CEO of Berkeley Lights
Dear IsoPlexis Team,
On behalf of everyone at Berkeley Lights, I would like to personally reach out to introduce myself and welcome you to the Berkeley Lights team.
For those of you who may not be familiar with Berkeley Lights, we are a life sciences tool company focused on enabling and accelerating the rapid development and commercialization of biotherapeutics and other cell-based products. We are headquartered in Emeryville, California, and like IsoPlexis, we have a performance-based culture and are united in our dedication to changing the course of human health and enabling scientific breakthroughs.
I have tremendous admiration for the work you have been doing at IsoPlexis, pioneering critical technologies and solutions in the proteomics space. Having spent time with members of the IsoPlexis team, I am confident that our combined company will be a strong fit both culturally and strategically, given our highly complementary values and competencies. Together, we will accelerate our progress and become a premier functional cell biology company.
This announcement is just an exciting first step, and we expect the transaction to be completed in the first quarter of 2023. Until then, Berkeley Lights and IsoPlexis will remain independent companies and it is business as usual for both our companies.
Following the close, we look forward to joining forces with the talented IsoPlexis team. I could not be more excited to work with you as part of PhenomeX.
Sincerely,
Siddhartha

Forward-Looking Statements
Certain statements in this communication regarding the proposed transaction between Berkeley Lights and IsoPlexis, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding Berkeley Lights’s and IsoPlexis’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “would,” “could”, “should,” “intend,” “seek,” “plan,” “will,” “expect(s),” “estimate(s),” “predict(s),” “project(s),” “target(s),” “forecast(s)”, “continue(s),” “contemplate(s),” “positioned,” “potential,” “strategy,” “outlook,” “forward,” “continuing,” “ongoing” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the risk that the proposed transaction may not be completed in a timely manner or at all; the failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction by both Berkeley Lights’s stockholders and IsoPlexis’ stockholders; the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the proposed transaction, including in circumstances which would require Berkeley Lights or IsoPlexis to pay a termination fee; the effect of the announcement, pendency or completion of the proposed transaction on each of Berkeley Lights’s and IsoPlexis’ ability to attract, motivate or retain key employees, its ability to maintain relationships with its customers, suppliers, distributors and others with whom it does business, or its operating results and business generally; risks related to the proposed transaction diverting management’s attention from each of Berkeley Lights’s and IsoPlexis’ ongoing business operations; the risk of stockholder litigation in connection with the proposed transaction, including resulting expense or delay; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in connection with the proposed transaction within the expected timeframes or at all and to successfully integrate IsoPlexis’ operations into those of Berkeley Lights; the integration of IsoPlexis’ operations into those of Berkeley Lights being more difficult, time-consuming or costly than expected; effects relating to the announcement of the proposed transaction or any further announcements or the consummation of the proposed transaction on the market price of the common stock of each of Berkeley Lights and IsoPlexis; the possibility that each of Berkeley Lights’s and IsoPlexis’ expectations as to expenses, cash usage and cash needs may prove not to be correct for reasons such as changes in plans or actual events being different than its assumptions; the impacts of changes in general economic and business conditions, including changes in the financial markets; the implementation of each of Berkeley Lights’s and IsoPlexis’ business model and strategic plans for its products and technologies, and challenges inherent in developing, manufacturing, launching, marketing and selling existing and new products; uncertainties in contractual relationships, including interruptions or delays in the supply of components or materials for, or manufacturing of, products for each of Berkeley Lights and IsoPlexis; the ability of each of Berkeley Lights and IsoPlexis to establish and maintain intellectual property protection for products or avoid or defend claims of infringement; risks relating to competition within the industry in which each of Berkeley Lights and IsoPlexis operate; the impacts of potential product performance and quality issues; changes to and the impact of the laws, rules and regulations that regulate each of Berkeley Lights’s and IsoPlexis’ operations; and any other risks discussed in each of Berkeley Lights’s and IsoPlexis’ filings with the SEC, including Berkeley Lights’s and IsoPlexis’ Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Berkeley Lights and IsoPlexis assume no obligation to update or revise publicly the information in this communication, whether as a result of new information, future events or otherwise, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.
Participants in the Solicitation
Berkeley Lights, IsoPlexis and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction between Berkeley Lights and IsoPlexis under the rules of the SEC. Information regarding Berkeley Lights’s directors and executive officers is set forth in Berkeley Lights’s Proxy Statement on Schedule 14A for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on April 15, 2022, and in certain of Berkeley Lights’s Current Reports on Form 8-K. To the extent holdings of Berkeley Lights’s securities by Berkeley Lights’s directors and executive officers have changed since the amounts set forth in such proxy statement, such changes have been or will be reflected on subsequent statements of beneficial ownership filed with the SEC. Information regarding IsoPlexis’ directors and executive officers is set forth in IsoPlexis’ revised Proxy Statement on Schedule 14A for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2022, and in certain of IsoPlexis’ Current Reports on Form 8-K. To the extent holdings of IsoPlexis’ securities by IsoPlexis’ directors and executive officers have changed since the amounts set forth in such proxy statement, such changes have been or will be reflected on subsequent statements of beneficial ownership filed with the SEC. These documents can be obtained free of charge from the sources indicated below. Additional information regarding the interests of these participants will be set forth in the joint proxy statement/prospectus relating to the proposed transaction when it becomes available.
Additional Information and Where to Find It
In connection with the proposed transaction between Berkeley Lights and IsoPlexis, Berkeley Lights and IsoPlexis intend to file relevant materials with the SEC, including a Berkeley Lights registration statement on Form S-4 that will include a joint proxy statement of Berkeley Lights and IsoPlexis that also constitutes a prospectus of Berkeley Lights. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC

WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BERKELEY LIGHTS, ISOPLEXIS AND THE PROPOSED TRANSACTION. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Berkeley Lights’s investor relations website at www.investors.berkeleylights.com or from IsoPlexis’ investor relations website at www.investors.isoplexis.com.
No Offer or Solicitation
This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.